Exhibit 99.3
FLY LEASING REPORTS SECOND QUARTER 2011 FINANCIAL RESULTS
Dublin, Ireland, August 4, 2011 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2011.
Second Quarter 2011 Highlights
•	Entered into an agreement to purchase $1.4 billion portfolio of 49 aircraft

•	Adjusted net income of $5.5 million, EPS of $0.21, excluding share-based compensation

•	Net income of $4.1 million, EPS of $0.16

•	Available Cash Flow of $30.8 million, $1.19 per share

•	Unrestricted cash of $187.5 million at June 30th

•	Initiated a new $30 million share repurchase program

•	Declared 15th consecutive quarterly dividend on July 15th
“FLY has grown its unrestricted cash balance to $188 million at the end of the second quarter, which will allow the company to complete the acquisition of 49 aircraft, which was announced separately, out of its cash balance,” said Colm Barrington, CEO of FLY Leasing. “We are providing strong value for shareholders by utilizing a portion of our unrestricted cash balance and assuming existing debt previously on the aircraft to be acquired, to complete a transformational acquisition for the company, growing our portfolio by 80 percent to 109 aircraft. Please see our separate announcement for full details.”
“In connection with the acquisition, we expensed $1.6 million ($0.06 per share) in respect of due diligence and structuring expenses,” said Barrington.
“FLY declared a dividend of $0.20 per share for the second quarter, which will be paid on August 19th to shareholders of record on July 29th,” said Barrington. “This is our 15th consecutive quarterly dividend. FLY remains strongly committed to its policy of returning capital to shareholders in the form of a quarterly cash dividend.”
“We remain optimistic about the continuing and increasing strength of the aircraft leasing industry, which is reinforced by recent significant orders for new aircraft from airlines in both Asia and North America. We will continue to opportunistically pursue attractive one-off and portfolio acquisitions,” concluded Barrington.

Second Quarter Financial Results
FLY’s net income and basic and diluted earnings per share for the second quarter of 2011 were $4.1 million and $0.16 per share compared to $13.2 million and $0.46 per share in the same period of 2010. The decrease in net income is primarily due to a reduction in end of lease revenue recognized during the second quarter of 2011 compared to the same period in the previous year and costs incurred in the second quarter of 2011 related to the portfolio acquisition that was separately announced and readying aircraft for delivery to their new lessees during the quarter.
Net income and diluted earnings per share for the six months ended June 30, 2011 were $6.9 million and $0.26 per share compared to $29.8 million and $1.01 per share in the same period in 2010. The 2010 results benefited from a gain of $12.5 million from the sale of an option to purchase our notes payable. The 2011 results were impacted by a reduction in the recognition of end of lease revenue and the expenses recorded in the second quarter of 2011 associated with the portfolio acquisition announced earlier and preparing aircraft for delivery to their new lessees. SG&A expense for 2010 includes $2.2 million of expenses associated with our separation from Babcock & Brown.
Available Cash Flow
Available Cash Flow (“ACF”), which FLY defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs, non-cash equity based compensation, the deferred tax provision and other one-time, non-cash items, was $30.8 million for the second quarter of 2011 compared to $42.5 million for the same period in the previous year. The decrease is primarily due to the decline in net income. ACF per share was $1.19 for the second quarter of 2011 compared to $1.47 in the same period of 2010.
For the six months ended June 30, 2011, ACF was $59.0 million or $2.26 per share. This compares to $87.5 million or $2.95 per share for the same period of 2010.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Dividends and Share Repurchases
On July 15, 2011, FLY declared a dividend of $0.20 per share in respect of the second quarter of 2011. This dividend will be paid on August 19, 2011 to shareholders of record on July 29, 2011.
In May 2011, FLY initiated a $30 million, one year share repurchase program. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. No shares were purchased under this program during the 2nd quarter of 2011. At June 30, 2011, there are 25.6 million shares outstanding.
Financial Position
At June 30, 2011, FLY’s total assets were $2.0 billion, including flight equipment with a net book value of $1.6 billion. Restricted and unrestricted cash at June 30, 2011 totaled $344.1 million, of which $187.5 million was unrestricted. These amounts compare to total cash of $329.0 million and unrestricted cash of $164.1 million at December 31, 2010.

Aircraft Portfolio
At June 30, 2011 FLY’s aircraft were on lease to 34 lessees in 22 countries. All aircraft are on lease. The table below shows the aircraft in FLY’s portfolio on June 30, 2011 and December 31, 2010. The table does not include the four B767 aircraft owned by the joint venture in which FLY has a 57% interest or the 49 aircraft in the portfolio to be acquired.

	Jun 30,	Dec 31,
Portfolio at	2011	2010
Airbus A319	10	10
Airbus A320	16	16
Airbus A330	1	1
Boeing 737	19	19	*
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1

Total	60	60

*	Includes one new B737-800 under contract and delivered in February 2011.
At June 30, 2011, the average age of FLY’s portfolio was 8.4 years weighted by the net book value of each aircraft. The average remaining lease term was 4.4 years, also weighted by net book value. At June 30, 2011 the leases were generating annualized revenues of $205 million. For the second quarter of 2011, FLY’s lease utilization factor was 98% and for the six months ended June 30, 2011 the lease utilization factor was 96%.
Conference Call and Webcast
FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 4, 2011. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 77991239 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 77991239. The replay recording will be available until August 11, 2010.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance and the proposed portfolio acquisition that was separately announced. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Operating lease revenue	$54,194	$61,438	$101,762	$115,683
Equity earnings from unconsolidated joint ventures	121	580	1,337	580
Gain on sale of option to purchase notes payable	—	—	—	12,501
Lease termination settlement	539	580	1,088	1,169
Interest and other income	317	816	653	1,189

Total revenues	55,171	63,414	104,840	131,122

Expenses
Depreciation	20,924	21,116	41,565	42,381
Interest expense	18,327	18,770	36,896	37,822
Selling, general and administrative	8,212	7,675	13,897	12,645
Debt purchase option amortization	—	—	—	947
Maintenance and other costs	2,606	534	3,919	1,353

Total expenses	50,069	48,095	96,277	95,148

Net income before provision for income taxes	5,102	15,319	8,563	35,974
Provision for income taxes	1,004	2,159	1,702	6,147

Net income	$4,098	$13,160	$6,861	$29,827

Weighted average number of shares
- Basic	25,648,928	28,887,534	26,035,817	29,579,894
- Diluted	25,791,844	28,922,127	26,156,264	29,614,487
Earnings per share
- Basic and Diluted	$0.16	$0.46	$0.26	$1.01
Dividends declared and paid per share	$0.20	$0.20	$0.40	$0.40

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	June 30,	Dec. 31,
	2011	2010
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$187,544	$164,107
Restricted cash and cash equivalents	156,533	164,935
Rent receivables	1,472	995
Investment in unconsolidated joint ventures	15,359	9,655
Flight equipment held for operating leases, net	1,620,285	1,613,458
Deferred tax asset, net	1,873	3,046
Fair market value of derivative asset	432	2,226
Other assets, net	15,517	19,802

Total assets	$1,999,015	$1,978,224

Liabilities
Accounts payable and accrued liabilities	10,874	5,190
Rentals received in advance	8,057	9,868
Payable to related parties	966	1,539
Security deposits	31,972	31,682
Maintenance payment liabilities	153,350	135,019
Notes payable, net	599,825	596,190
Borrowings under aircraft acquisition facility	545,249	561,636
Other secured borrowings	94,742	66,283
Fair market value of derivative liabilities	81,024	82,436
Other liabilities	11,429	13,477

Total liabilities	1,537,488	1,503,320

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 25,648,928 and 26,707,501 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	453,256	463,559
Retained earnings	74,326	77,984
Accumulated other comprehensive loss, net	(66,081)	(66,666)

Total shareholders’ equity	461,527	474,904

Total liabilities and shareholders’ equity	$1,999,015	$1,978,224

FLY Leasing Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$4,098	$13,160	$6,861	$29,827
Add:
Depreciation	20,924	21,116	41,565	42,381
Lease incentive amortization	1,730	1,364	3,187	2,607
Amortization of debt issue costs	1,873	1,958	3,981	3,848
Non-cash share based compensation	1,411	846	2,363	846
Professional fees reimbursed by Babcock & Brown	—	2,180	—	2,180
Provision for deferred income taxes	754	1,869	1,090	5,818
Available cash flow	$30,790	$42,493	$59,047	$87,507
Weighted average diluted shares outstanding	25,791,844	28,922,127	26,156,264	29,614,487
Available cash flow per share	$1.19	$1.47	$2.26	$2.95
FLY defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, non cash share based compensation and deferred income taxes. In addition, other one-time, non-cash items are excluded from ACF. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see FLY’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.